UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                    FILED PURSUANT TO SECTION 13 OR 15(D) OF
                         THE SECURITIES EXCHANGE ACT OF
                         1934 AND RULE 13A-17 OR 15D-17
                                   THEREUNDER

                           GLENAYRE TECHNOLOGIES, INC.
                 (Exact name of issuer as specified in charter)

                  5935 CARNEGIE BOULEVARD, CHARLOTTE, NC 28209
                    (Address of principal executive offices)

              Issuer's telephone number, including area code (704)553-0038



                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

      Indicate any change (increase or decrease) of 5% or more in the number shares outstanding:

         1.  Title of security              COMMON STOCK, $0.02 PAR  VALUE

         2.  Number of shares outstanding before the change         40,029,980


         3.  Number of shares outstanding after the change           60,044,800


         4.  Effective date of change                    DECEMBER 29, 1995

         5.  Method of change:

Specify  method  (such as merger,  acquisition,  exchange,  distribution,  stock
split,   reverse  split,   acquisition  of  stock  for  treasury,   etc.)  Stock
split/dividend

Give brief description of transaction Three-for-two stock split effected in the form of a 50% stock dividend, distributed on December 29, 1995 to stockholders of record on December 22, 1995

                          II. CHANGE IN NAME OF ISSUER

         1.  Name prior to change


         2.  Name after change


         3.  Effective date of charter amendment changing name


         4.  Date of shareholder approval of change, if required

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
    Date  January 4, 1996   /s/ Stanley Ciepcielinski - Executive Vice President and Chief Financial Officer
                                                             (Officer's signature and title)


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